                    UNITED STATES OF AMERICA
          BEFORE THE SECURITIES AND EXCHANGE COMMISSION



In the Matter of

ALLEGHENY ENERGY, INC.
Hagerstown, Maryland

MONONGAHELA POWER COMPANY                      CERTIFICATE OF
Fairmont, West Virginia                      NOTIFICATION PURSUANT
                                                   TO RULE 24
THE POTOMAC EDISON COMPANY
Hagerstown, Maryland

WEST PENN POWER COMPANY
Greensburg, Pennsylvania

File No. 70-6358
(Public Utility Holding
Company Act of 1935)




This is to certify that ALLEGHENY ENERGY, INC. (Allegheny) and ALLEGHENY PITTSBURGH COAL COMPANY (AP Coal) have carried out the following transaction in accordance with the terms and conditions of and for the purposes represented by the Application or Declaration and the Order of the Securities and Exchange
Commission, dated January 2, 1980.

On May 28, 1999, Allegheny made an interest bearing open account advance to AP Coal in the amount of $2,965,779.80. This
Certificate of Notification is filed within ten days of the carrying out of the foregoing transaction.

                                        ALLEGHENY ENERGY, Inc.